Mail Stop 6010

February 25, 2008

Dr. Guoqing Jiang
Chief Executive Officer
Viscorp, Inc.
c/o Tianyin Pharmaceutical Co., Inc.
11th Floor, South Tower, Jinjiang Times Garden
107 Jin Li Road West
Chengdu, P. R. China, 610072

   Re: Viscorp, Inc.
     Registration Statement on Form S-1
     Filed on February 15, 2008
     File Number 333-149261

Dear Dr. Jiang:

   This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. Please remove from this registration statement the 9,515,625 shares of common stock issuable upon conversion of the preferred stock underlying the 10% Convertible Exchangeable notes. As the notes have not yet converted into preferred stock, the registration of common stock underlying preferred stock that is not yet outstanding is premature and inappropriate at this time.

2. We note the filing does not include the signature of your principal financial officer and controller or principal accounting officer. Please include these signatures in an amended Form S-1. If Dr. Jiang also serves as the principal financial officer and controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

3. We note that you have included financial statements for your subsidiaries, Chengdu Tianyin Pharmaceutical Co., Ltd. and Raygere Ltd. Please also include financial statements for Viscorp, Inc., the registrant, or provide an analysis as to why financial statements for the registrant are not required.

4. We note that our accounting Staff is currently reviewing your Form 8-K filed February 14, 2008. We will act upon any request for acceleration of the effective date of the Form S-1 and, pursuant to delegated authority, grant acceleration of the effective date only after any of our comments on your Form 8-K are fully resolved.

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Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Louis E. Taubman, Esq.
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 1610
        New York, New York 10004